Exhibit 99.1

GFL Environmental Inc. Announces Credit Rating Upgrade from S&P Global Ratings

VAUGHAN, ON, April 2, 2024 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today announced that S&P Global Ratings (“S&P”) has upgraded GFL’s issuer credit rating to ‘BB-’ from ‘B+’, while maintaining a positive outlook.

“The rating upgrade from S&P is a testament to the strong execution of our strategy to increase free cash flow and de-lever the business”, said Patrick Dovigi, Chief Executive Officer and Founder of GFL. “We remain committed to making disciplined capital allocation decisions while continuing to focus on de-levering the business, with the expectation that we will achieve an investment grade credit rating before the majority of our fixed rate debt matures.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of applicable securities laws, including statements relating to our achieving of investment grade credit rating. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the factors described in the “Risk Factors” section of GFL’s annual information form for the 2023 fiscal year filed on Form 40-F and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com